                                                                   EXHIBIT D-1.9
                            UNITED STATES OF AMERICA
                           90 FERC (Paragraph) 61,242
                      FEDERAL ENERGY REGULATORY COMMISSION



                                 OPINION NO. 442

American Electric Power Company
                                                 Docket Nos. EC98-40-000,
      And                                   ER98-2770-000, and
                                                  ER98-2786-000
Central and South West Corporation





                      OPINION AND ORDER REVERSING IN PART,
                      AFFIRMING IN PART, VACATING IN PART,
                   AND MODIFYING IN PART THE INITIAL DECISION

























Issued:  March 15, 2000

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

                                 OPINION NO. 442

American Electric Power Company
                                                  Docket Nos. EC98-40-000,
      And                                    ER98-2770-000, and
                                                   ER98-2786-000
Central and South West Corporation


                                 APPEARANCES

Thomas L. Blackburn, J. A. Bouknight, Jr., Edward J. Brady, Kevin F. Duffy,
      Carmen L. Gentile, Stephen Angle, Douglas G. Green, Charles Hokanson, Jr., B. Kelly Kiser, James F. Mauze, Jane I. Ryan, Samuel T. Perkins, and Linda L. Walsh for AMERICAN ELECTRIC POWER COMPANY

Clark Evans Downs, Kenneth B. Driver, Martin V. Kirkwood and Shelby
      Provencher for CENTRAL AND SOUTH WEST CORPORATION

Cynthia S. Bogorad, Ben Finkelstein, David B. Lieb, Tony Lin, Robert C.
      McDiarmid, David E. Pomper, Jeffrey A. Schwarz, Scott H. Strauss, and Sara C. Weinberg for AMERICAN ELECTRIC GROUP INTERVENORS

Randolph Lee Elliott, Susan N. Kelly, Richard Meyer, Debra H. Rednik, and
      Wallace F. Tillman for AMERICAN PUBLIC POWER ASSOCIATION and NATIONAL RURAL ELECTRIC COOPERATIVE ASSOCIATION

Mary W. Cochran and Paul R. Hightower for ARKANSAS PUBLIC SERVICE COMMISSION

Brian Donahue and Zachary David Wilson for ARKANSAS WATER AND LIGHT
      COMMISSION and the CITY OF HOPE

Christopher C. O'Hara and Frederick H. Ritts for BLUE RIDGE POWER AGENCY

Adrienne E. Clair, Montina M. Cole, T. Alana Deere, and Sherry A. Quirk for
      BRAZOS ELECTRIC POWER COOPERATIVE, INC.

Ronald J. Brothers and Jeffrey A. Gollomp for CINCINNATI GAS & ELECTRIC
      COMPANY and PSI ENERGY, INC.

Mary Margaret Farren, Jeffrey A. Gollomp, and Mike Naeve for CINERGY
      SERVICES, INC.

Robert A. Jablon and Thomas C. Trauger for CITIES OF DOWAGIAC AND STURGIS,
      MICH.

Docket No. EC98-40-000, et al.         ii


Paul A. Cunningham, Richard B. Herzog, and Peter Thornton for COMMONWEALTH
      EDISON COMPANY

Daniel T. Donovan, Mitchell F. Hertz, Michelle T. Palmer, and Edward N. Rizer for DAYTON POWER AND LIGHT COMPANY

Howard Benowitz and Alan I. Robbins for EAST KENTUCKY POWER COOPERATIVE and
      CITY OF HAMILTON, OHIO

William H. Burchette, Matthew J. Jones, A. Hewitt Rose, and Christine C. Ryan for EAST TEXAS ELECTRIC COOPERATIVE, NORTHEAST TEXAS ELECTRIC COOPERATIVE, TEX-LA ELECTRIC COOPERATIVE OF TEXAS, INC., and BLUE RIDGE POWER AGENCY

Mark R. Haskell, Daniel A. King, James W. Moeller, and Kathryn L. Patton for
      ELECTRIC CLEARINGHOUSE, INC.

Samuel Behrends IV, Andrea J. Chambers, Joseph Hartsoe, and Sarah G. Novosel for ENRON POWER MARKETING, INC.

Kim Despeaux, Mary Margaret Farren, and William S. Scherman for ENTERGY
      SERVICES, INC.

Susan Hedman and Michael Mullett for the ENVIRONMENTAL COALITION

Eric A. Eisen and Nikki Shoultz for INDIANA UTILITY REGULATORY COMMISSION

Samuel Grossman, David M. Kleppinger, Samuel Randazzo, Kimberly Wile, and
      Derrick P. Williamson for INDUSTRIAL ENERGY USERS - OHIO and WEST VIRGINIA ENERGY USERS GROUP

James Boyle and Brian Lederer for INTERNATIONAL BROTHERHOOD OF ELECTRICAL
      WORKERS and LOCALS 1002 AND 738

David D'Alessandro, Kelly A. Daly, Mylie A. Needle, and Richard Raff for
      KENTUCKY PUBLIC SERVICE COMMISSION

John Michael Adragna, Patrick Henry, and John M. Sharp for LOUISIANA
      COOPERATIVES

Noel J. Darce, Michael R. Fontham, and Paul L. Zimmering for LOUISIANA PUBLIC
      SERVICE COMMISSION

David L. Schwartz and Joseph A. Simei for MCKINSEY & CO. and MORGAN STANLEY
      DEAN WITTER

Patricia S. Barrone, Henry J. Boynton, David D'Alessandro, Jennifer M.
      Granholm, Gregory O. Olaniran, and David A. Voges for MICHIGAN PUBLIC SERVICE COMMISSION and the STATE OF MICHIGAN

David S. Berman, Paul M. Flynn, Arnold B. Podgorsky, and Michael E. Small for
      MIDWEST ISO PARTICIPANTS

Docket No. EC98-40-000, et al.        iii


Steven Dottheim, Scott Hempling, and R. Blair Hosford for MISSOURI PUBLIC
      SERVICE COMMISSION

Barry Cohen for the OHIO CONSUMERS' COUNSEL

Gregg D. Ottinger and Jon R. Stickman for OHIO MUNICIPAL ENERGY GROUP

Scott A. Campbell and Robert P. Mone for OHIO RURAL ELECTRIC COOPERATIVES,
      INC., and BUCKEYE POWER, INC.

Robert L. Daileader, Jr., Karen Georgenson Gach, John Harver, and Robert
      Stewart for OKLAHOMA GAS AND ELECTRIC COMPANY

Ben Finkelstein for OKLAHOMA MUNICIPAL POWER AUTHORITY

J. Cathy Fogel, Sang Y. Paek, and Robin E. Remis for ORMET PRIMARY ALUMINUM CORPORATION

Steven M. Sherman for PROLIANCE ENERGY, LLC

Duane W. Luckey and Thomas W. McNamee for PUBLIC UTILITIES COMMISSION OF OHIO

John R. Garry and Howard Zelbo for SALOMON SMITH BARNEY INC.

Steven M. Kramer and Bret A. Sumner for SHARYLAND UTILITIES, L.P.

Douglas F. John and Kim M. Clark for SOUTH TEXAS ELECTRIC COOPERATIVE, MEDINA
      ELECTRIC COOPERATIVE, and CITY OF ROBSTOWN, TEX.

William F. Dudley, Wendy N. Reed, and Alan J. Statman for SOUTHWESTERN PUBLIC
      SERVICE COMPANY

Floyd L. Norton IV and Bruce L. Richardson for TEXAS UTILITIES ELECTRIC
      COMPANY

Randolph Lee Elliott, Milton J. Grossman, Carrie L. Hill, Robert A. O'Neil,
      Debora H. Rednik, and Benjamin L. Willey for TRANSMISSION DEPENDENT UTILITY SYSTEMS

Grant Crandall, Douglas Parker, and Judith Rivilin for UNITED MINE WORKERS OF
      AMERICA, AFL-CIO

Joanne F. Goldstein for UTILITY WORKERS UNION OF AMERICA, AFL-CIO

C. Meade Browder, Jr. and James C. Dimitri for VIRGINIA STATE CORPORATION COMMISSION AND ITS STAFF

Charles W. Ritz III for WABASH VALLEY POWER ASSOCIATION

Daniel E. Frank, Keith R. McCrea, and J. M. Shafer for WESTERN FARMERS
      ELECTRIC COOPERATIVE

Docket No. EC98-40-000, et al.         iv


Becky M. Bruner for WESTERN RESOURCES, INC.

John J. Bartus, Edith A. Gilmore, Gary D. Levenson, James A. Pepper, Charles
      F. Reusch, Stanley A. Berman, and Richard L. Miles for the TRIAL STAFF OF THE FEDERAL ENERGY REGULATORY COMMISSION

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners:   James J. Hoecker, Chairman;
                        William L. Massey, Linda Breathitt,
                        and Curt Hebert, Jr.

American Electric Power Company
                                                  Docket Nos. EC98-40-000,
      and                                   ER98-2770-000, and
                                                   ER98-2786-000
Central and South West Corporation


                                 OPINION NO. 442

                      OPINION AND ORDER REVERSING IN PART,
                      AFFIRMING IN PART, VACATING IN PART,
                   AND MODIFYING IN PART THE INITIAL DECISION


                             (Issued March 15, 2000)

      I.    Introduction

      This Opinion conditionally authorizes, under section 203 of the Federal Power Act,(1) the proposed merger between American Electric Power Company (AEP) and Central and South West Corporation (CSW) (jointly, Applicants). This Opinion reverses the Presiding Judge's finding that Applicants have carried their burden of establishing that the proposed merger will not adversely affect competition. However, as conditioned below, we find that the proposed merger is consistent with the public interest. This Opinion also affirms the Presiding Judge's findings related to the rates, terms, and conditions of the three rate schedules filed in Docket No. ER98-2770-000. Furthermore, this Opinion affirms the Presiding Judge's rulings regarding the stipulated rates for the joint open access transmission tariff (Joint OATT) filed in Docket
No. ER98-2786-000, and vacates the Presiding Judge's rulings regarding cost-of-service treatments and rate design principles for the Joint OATT.

      II.   Background

            A.    The Applicants

      AEP is a registered public utility holding company under the Public Utility Holding Company Act of 1935,15 U.S.C. (Section) 79 et seq. (PUHCA). AEP owns seven electric utility operating subsidiaries that serve approximately three million customers in Indiana, Kentucky,


------------

(1) 16 U.S.C. (Section) 824b (1994).

Docket No. EC98-40-000, et al.       2


Michigan, Ohio, Tennessee, Virginia, and West Virginia.(2) AEP also owns AEP Generating Company, which sells power and energy at wholesale to some of the operating subsidiaries and to unaffiliated purchasers. AEP owns thirty-eight power plants, which have an aggregate capacity of approximately 23,800 megawatts, and owns approximately 22,000 miles of transmission lines. AEP is also involved in other business ventures both within and outside the United States.

      CSW is a registered public utility holding company under PUHCA. CSW owns four companies that are engaged in generating, purchasing, transmitting, distributing, and selling electricity.(3) The four electric operating subsidiaries serve approximately 1.7 million customers in Arkansas, Louisiana, Oklahoma, and Texas. CSW also owns other businesses in the United States and abroad.

            B.    The Proposed Merger

      On April 30, 1998, Applicants filed a joint application seeking authorization to consolidate their jurisdictional facilities through a merger. As part of the merger, each share of CSW common stock will be converted into 0.6 of a share of AEP common stock, and CSW shareholders will become AEP shareholders. The merger will not affect any debt securities of AEP, CSW, or any of their affiliates. AEP will continue as a registered holding company, and will be the parent of the seven AEP utility operating subsidiaries as well as the four CSW utility operating subsidiaries (jointly, the Combined System). AEP will also remain the parent of its existing non-utility subsidiaries and become the parent of CSW's non-utility subsidiaries. American Electric Power Service Corporation (AEPSC) will assume the responsibilities of Central and South West Services, Inc., and survive the merger, providing management, accounting, financial, legal, and other support services to AEP, the eleven operating utilities, and the non-utility subsidiaries.

      The electric systems of AEP and CSW are not directly interconnected.(4) Applicants have obtained rights to a 250 MW AEP (AEP East) to CSW (AEP West) firm transmission contract path to integrate the operations of the Combined System. The contract path runs from the interconnection between AEP and Central Illinois Public Service Company, a subsidiary of Ameren Corporation, to the interconnection between Union Electric Company, also an Ameren subsidiary, and PSO, a CSW subsidiary. After the merger, Applicants plan to operate the Combined System through a single control center.

------------

(2) The seven subsidiaries are Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, and Wheeling Power Company (collectively, AEP Operating Companies).

(3) The four companies are Central Power and Light Company (Central P&L), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO), and West Texas Utilities (West Texas) (collectively, CSW Operating Companies).

(4) AEP is directly interconnected with utilities in the East Central Area Reliability Coordination Agreement (ECAR), Southern Electric Reliability Council (SERC), and Mid-America Interconnected Network (MAIN). CSW is interconnected with utilities in the Electric Reliability Council of Texas (ERCOT) and Southwest Power Pool (SPP).

Docket No. EC98-40-000, et al.         3


      To mitigate concerns raised by the merger, Applicants commit to: (1) divest 550 MW of generating capacity; (2) limit their ability to contract for firm transmission capacity from AEP East to AEP West to 250 MW, unless authorized to contract for more by the Commission; (3) schedule available capacity between ERCOT and SPP on the HVDC ties on a first-in-time basis; (4) waive their native load priority into the CSW-SPP control area for nonfirm imports; (5) waive their native load priority for transfers of energy from AEP West to AEP East for a four-year period following the consummation of the merger; and (6) adopt certain ratepayer protection measures.

      Also, Applicants commit to joining a Commission-approved RTO (AEP is a signatory to the Alliance Proposal that the Commission conditionally authorized in Docket Nos. ER99-3144-000, et al.)(5) and transferring to the RTO functions related to transmission service, transmission security and reliability, and control area responsibilities.

            C.    The Hearing Order

      On November 10, 1998, the Commission issued a hearing order in this case.(6) The Commission determined that the proposed merger would not have an adverse impact on regulation and approved the use of the "pooling of interests" method of accounting for the merger. The Commission concluded, however, that a hearing was necessary on the effect of the merger on wholesale competition. The Commission noted that:

      Applicants' own analysis shows that the proposed merger fails the screen thresholds in several markets .... [and] there are other factors that appear to suggest that Applicants' screen analysis may not fully capture the effects of the merger on competition. For example, the merger may create or enhance the ability and incentive for AEP and/or CSW to use transmission to frustrate competitors' access to relevant markets. Such action could constrain competition and thereby raise
      electricity prices in markets in which the merged firm can sell.   The
      competitive effect of such action would not be detected by pre- to post-merger changes in concentration statistic.(7)

The Commission, therefore, directed that "the full range of potential competitive harm potentially caused by the merger based on the most recently available data and the mitigation necessary to remedy any such harm"(8) should be addressed at the hearing.

      The Commission also set for hearing the effect of the merger on wholesale rates and on retail competition in Missouri.(9) In addition, the Commission consolidated and set for hearing


------------

(5) Alliance Companies, 89 FERC (Paragraph) 61,298 (1999) (Alliance) (reh'g pending).

(6) American Electric Power Co. and Central and South West Corp., 85 FERC (Paragraph) 61,201 (1998) (Hearing Order); reh'g denied, 87 FERC (Paragraph) 61,274 (1999).

(7) Hearing Order, 85 FERC at (Paragraph) 61,818-19 (footnotes omitted).

(8) Id. at 61,819.

Docket No. EC98-40-000, et al.

three rate schedules designed to integrate and operate Applicants' systems on a coordinated basis after the merger, the Joint OATT, and procedures to comply with the Standards of Conduct set forth in 18 C.F.R. (Section) 37.4 (1999).(10)

            D.    Procedural Record

      On May 24, 1999, Applicants and Trial Staff filed a trial stipulation resolving all issues between Trial Staff and Applicants, except for issues concerning the system integration agreements, ratepayer protections, and the timing of divestiture (May 24 Stipulation). In the May 24 Stipulation, Applicants make certain commitments, such as joining an RTO and transferring transmission service, security, and control area responsibilities for a portion of the merged system to an RTO.

      The hearing before the Presiding Judge began on June 29, 1999, and concluded on July 19, 1999. On July 13, 1999, Applicants and Trial Staff entered into a second stipulation (July 13 Stipulation) resolving all issues concerning the system integration agreements except for the pricing of energy exchanges between AEP East and AEP West. After the close of the hearing, certain Intervenors withdrew their opposition to the merger. The Presiding Judge issued an Initial Decision on November 23, 1999.(11) Briefs on Exceptions were filed on December 15, 1999, and Briefs Opposing Exceptions were filed on December 29, 1999.

            E.    Settlements Reached With Certain Parties

      The following parties have reached settlements with the Applicants and/or withdrawn their objections to the merger: Arkansas Electric Cooperative Corporation, Oklahoma Gas & Electric Company, Commonwealth Edison Company (Commonwealth Edison), CPL Wholesale Customer Group (consisting of South Texas Electric Cooperative, Medina Electric Cooperative, and the City of Robstown, Texas), Hope Water & Light Commission, Entergy Services, Inc., Cinergy Services, Inc. (Cinergy), Blue Ridge Power Agency, International Brotherhood of Electrical Workers, Public Utilities Board of Brownsville, Brazos Electric Power Cooperative, Inc., Cajun Electric Power Cooperative, Indiana Municipal Power Agency, North Carolina Electric Membership Corporation, Oklahoma Municipal Power Authority, Magic Valley Electric Cooperative, American Municipal Power-Ohio, Inc., Southwestern Public Service Company, Mid-Tex Generation and Transmission Electric Cooperative, Indiana & Michigan Municipal Distributors Association, East Texas Cooperatives (consisting of Northeast Texas Electric Cooperative, Tex-La Electric Cooperative, and East Texas Electric Cooperative), Rayburn County Electric Cooperative, Buckeye Power, Inc., Indiana & Michigan Municipal Distributors Association, and the Missouri, Ohio, and Michigan Commissions. In addition, the Wabash Valley Power Association (Wabash) and Lafayette Utilities System (Lafayette) withdrew their


------------

(9) Id. Subsequently, Applicants and the Missouri Commission reached a settlement, which was approved by the Commission. 90 FERC (Paragraph) 61,094
(2000).

(10) Id. at 61,823.

(11) 89 FERC (Paragraph) 63,007 (1999)(Initial Decision).

Docket No. EC98-40-000, et al.

opposition to the stipulated rates for transmission service and ancillary services in Docket No. ER98-2786-000.

            F.    Briefs On and Opposing Exceptions

      Briefs On Exceptions were filed by Trial Staff, Dayton Power & Light Company (Dayton), Enron Power Marketing, Inc. (Enron), Midwest ISO Participants, American Public Power Association and National Rural Electric Cooperative Association (jointly, APPA/NRECA), Wabash, Indiana Municipal Power Agency, Lafayette, and Environmental Coalition.

      Briefs Opposing Exceptions were filed by Trial Staff, Applicants, and the Arkansas and Louisiana Public Service Commissions.

      Environmental Coalition filed its Brief On Exceptions on the date established for filing Briefs Opposing Exceptions and incorporated by reference the exceptions listed in Dayton's Brief On Exceptions, as permitted by Rule 711(a)(1)(iii) of the Commission's Rules of Practice and Procedure. 18 C.F.R. 385.711(a)(1)(iii). In addition, Environmental Coalition raised other arguments and summarized its prepared testimony. On January 18, 2000, Applicants filed a motion to strike the portion of Environmental Coalition's Brief On Exceptions that went beyond incorporating by reference Dayton's list of exceptions, claiming that such portion is not permitted under Rule 711(a)(1)(iii) and deprives Applicants of the opportunity to respond to Environmental Coalition's arguments. In the alternative, Applicants seek to respond to such arguments in a supplemental Brief Opposing Exceptions.

      The Commission will grant Applicants' motion to strike part of Environmental Coalition's Brief On Exceptions, since it is not consistent with Rule 711(a)(1)(iii). We will deny Applicants' alternative motion to file a supplemental Brief Opposing Exceptions as moot.

            G.    State Approvals Of The Merger

      The Louisiana, Arkansas, Indiana, Kentucky, Oklahoma, and Texas Commissions have conditionally approved the merger, pending the outcome of this proceeding and final action by other relevant authorities.

            H.    Motion Concerning Protected Status of Documents

      Wabash and Lafayette filed a motion to remove certain documents from protected status, claiming that the protected designation was unwarranted and it was not clear from the record whether the Presiding Judge had ruled on the motion during the hearing. Applicants argue that there is no need to rule on this motion because the Presiding Judge has already denied it.

      We agree with Applicants.(12)


------------

(12) See Tr. 2457.

Docket No. EC98-40-000, et al.

      III.  Effect of the Merger on Competition

            A.    Market Power Analysis

            1.    Issues Associated with Consolidating Generation

     Applicants' witness, Dr. William H. Hieronymus, presents testimony regarding the competitive implications of consolidating generation controlled by CSW and AEP. Applicants identify nonfirm energy and short-term capacity as the relevant products and use, among other measures, economic capacity as a proxy for suppliers' ability to participate in the relevant product market. Dr. Hieronymus identifies as potentially affected customers those directly interconnected with the Applicants and those who are historical customers of AEP and/or CSW. Dr. Hieronymus identifies and defines 58 relevant geographic ("destination") markets using the approach described in Appendix A of the Merger Policy Statement.(13) He evaluates pre- to post-merger changes in market concentration over ten time periods.(14) Dr. Hieronymus reports increases that exceed the thresholds specified in the Merger Policy Statement in numerous time periods for the CSW-SPP, CSW-ERCOT, Oklahoma Gas & Electric, Western Farmers, and Missouri Public Service markets, but argues that for the most part the increases are largely caused by the 250 MW transfer from AEP to CSW. He contends that since it is low-cost energy coming from AEP to CSW, the effect will be to lower market prices in the CSW-SPP markets, rather than increase them. Dr. Hieronymus states that Applicants' proposed divestiture of 550 MW of capacity in the CSW-SPP and CSW-ERCOT regions reduces, for the most part, pre- to post-merger increases in concentration in the affected relevant markets to acceptable levels.

            Discussion

      Regarding Applicants' proposed commitment, we find the amount of the capacity proposed to be divested to be acceptable. While certain Intervenors argue that more than 550 MW of capacity should be divested, the record does not demonstrate the need for such a requirement. However, we do not find the divestiture proposal, as outlined in the May 24 Stipulation, to be an effective remedy due to Applicants retaining operational control of such generation, as addressed below in the discussion of remedies.

            2.    Issues Associated with Consolidating Generation and
      Transmission

      In the Hearing Order, the Commission stated that the proposed merger raised the competitive concern that the merged company could use transmission to frustrate competitors' access to relevant electricity markets. The parties refer to this as a vertical competitive issue raised by the proposed merger. They state that the primary way the merged company could successfully accomplish such a strategy is by "foreclosing" competitors' access to the


------------


(13) See Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. & Regs. 68,595 (1996), order on reconsideration, Order No. 592-A, 79 FERC (Paragraph). 61,321 (1997) (Merger Policy Statement).

(14) Time periods evaluated are super-peak, peak, and off-peak for summer, winter, and shoulder seasons, and a summer super-super-peak period.

Docket No. EC98-40-000, et al.

transmission necessary to sell into relevant electricity markets, thereby profiting from higher electricity prices. They adopt, for the purposes of their own analyses, the approach to evaluating such issues that the Commission articulated in Enova and the Filing Requirements NOPR.(15) The parties therefore evaluate whether the merger would create or enhance the ability and/or incentive for the merged company to adversely affect prices in relevant markets.

      Applicants' witness, Dr. J. Stephen Henderson, analyzes the possibility that the proposed merger could create the incentive for the merged company to adversely affect prices or output in relevant markets through foreclosure. He assumes that foreclosure is implemented by the merged company by denying certain requests for transmission service, which would have the effect of preventing competitors from reaching relevant markets. Such requests are those that occur between sellers directly interconnected to one Applicant (i.e., AEP or CSW) and buyers directly interconnected to the other Applicant, for which the least-cost contract path involves AEP or CSW facilities. Dr. Henderson then determines the potential suppliers in 28 relevant markets. He computes market concentration (using the HHI statistic) for both economic and available economic capacity for a number of time periods.(16) Of the 11 southwestern relevant markets over four time periods that Dr. Henderson evaluated using economic capacity (for a total of 44 cases), his results show that in 29 cases, markets are highly concentrated (ranging from 1,818 to 8,495 HHI). Of the 17 Midwestern relevant markets over four time periods that Dr. Henderson evaluated using economic capacity (for a total of 68 cases), his results show that in 50 cases, markets are highly concentrated (ranging from 1,818 to 7,048 HHI). Dr. Henderson reports that increases in market concentration attributable to foreclosure are less than 50 HHI Because these increases do not violate the thresholds specified in the Merger Policy Statement, Dr. Henderson concludes that the proposed merger will not adversely affect competition.

      A number of Intervenors challenge Applicants' analysis and provide their own analyses of the vertical competitive effects of the proposed merger. These Intervenors include: Dayton, Wabash, and Enron.

      Dayton relies on the vertical competitive analysis contained in the testimony of Dr. Fox-Penner and Dr. Craig Roach. Dr. Fox-Penner critiques a number of aspects of Dr. Henderson's analysis. He first contends that Dr. Henderson inappropriately limits his evaluation to cases where the merger creates the incentive for the merged company to exercise vertical market power (i.e., where there was no pre-merger) thereby missing the cases where such an incentive existed pre-merger and is increased by the merger. Dr. Fox-Penner next argues that Dr. Henderson ignores how the merger creates or enhances the ability of the merged company to exercise vertical market power. For example, Dr. Fox-Penner notes that ATC (the manipulation of which could be one way for the merged company to implement foreclosure) remains


------------

(15) San Diego Gas & Electric Company and Enova Energy, Inc., et al., 79 FERC (Paragraph) 61,372 (1997), order denying reh'g, 85 FERC (Paragraph) 61,037
(1998) (Enova) and the Revised Filing Requirements Under Part 33 of the Commission's Regulations, Notice of Proposed Rulemaking, FERC Stats. & Regs. (Paragraph) 32,528 (1998) (Filing Requirements NOPR).

(16) Time periods evaluated are summer peak and super peak, winter super peak and shoulder off-peak.

Docket No. EC98-40-000, et al.

unchanged in all cases examined by Dr. Henderson.(17) He also contends that by denying only those transactions in which the buyer is directly interconnected to one of the Applicants and the seller is directly interconnected to the other Applicant, Dr. Henderson misses other potentially affected transactions.(18) Finally, Dr. Fox-Penner points out that Dr. Henderson incorrectly relies on changes in post-merger market concentration attributable to foreclosure as a standard for evaluating whether the merger would adversely affect competition. Dr. Fox-Penner notes that a change in market concentration arising from foreclosure is an incomplete measure of an entity's incentive to exercise market power.

      Dr. Fox-Penner explains that strategically operating the transmission system is one method for the merged company to potentially manipulate transmission in order to engage in foreclosure so as to increase profit.(19) Dr. Fox-Penner focuses on AEP or CSW calling TLR over a single critical flowgate as one such way to strategically manipulate the transmission system and analyzes the resulting effect in two relevant markets: Entergy and Ameren. He calculates market concentration with and without foreclosure pre-merger and concentration with and without foreclosure post-merger. Dr. Fox-Penner explains that the difference in market concentration with and without foreclosure pre-merger indicates the pre-existing incentive for CSW and AEP to individually foreclose competitors whereas post-merger, the difference indicates the merged company's incentive to foreclose. The difference between the two "differences" in market concentration therefore indicates the degree to which the incentive to foreclose is enhanced by the merger.

      In his analysis of the Entergy market, Dr. Fox-Penner explains that the effect of the merger is to combine AEP's generating capacity and control over certain flowgates (i.e., a pre-existing incentive and ability to foreclose, respectively) with CSW's control of certain flowgates (i.e., a pre-existing ability to foreclose). The effect of this combination is to enhance the merged company's ability to foreclose and create the incentive for the merged company to foreclose in the highly concentrated Entergy market (3,893 HHI, with an increase in concentration related to an enhanced incentive to foreclose of 2,793 HHI). In the Ameren market, Dr. Fox-Penner explains that the effect of the merger is to combine AEP's and CSW's economic capacity (i.e., pre-existing incentive to foreclose) with AEP's and CSW's control of certain flowgates (i.e., pre-existing ability to foreclose). The effect of this combination is to enhance the merged company's ability and incentive to foreclose in the highly concentrated Ameren market (2,298 HHI, with an increase in concentration related to an enhanced incentive to foreclose of 1,144 HHI).(20)


--------------

(17) To emphasize the importance of changes in ATC on market concentration, he points to the results of Dr. Hieronymus' analysis showing significant differences in market concentration when ATC changes from pre- to post-merger.

(18) For example, Dr. Henderson does not examine those cases where the buyer and seller are directly interconnected to the same Applicant. He also misses transactions involving systems that are indirectly interconnected with AEP or CSW.

(19) Dr. Fox-Penner cites to witness Mr. John C. Procario's (Exhibit No. MWP-1) testimony.

(20) Dr. Fox-Penner notes that in 1997, CSW made sales to Ameren of 160,000 MWh worth $6.1 million and AEP made sales to Ameren of 42,000 MWh worth $1.3 million. Exhibit Nos. CIN-1 at 38 and CIN-4 at 1.

Docket No. EC98-40-000, et al.

      Dayton's witness, Dr. Craig Roach, contends that Dr. Henderson underestimates the foreclosure potential because he erroneously assumes that AEP or CSW could foreclose competitors' access to transmission along only least-cost contract paths involving AEP or CSW facilities. He notes that if a least-cost path becomes constrained, then other more expensive contract paths could be used to allocate the remaining capacity in the relevant market. For example, according to Dr. Roach, the least-cost path through TVA is capacity-constrained relative to the amount of economic capacity Carolina Power & Light Co. (CP&L) has to sell. As a result, an unconstrained, but higher-cost, AEP path could be utilized to deliver CP&L capacity into the Ameren market. However, since that path was not least-cost, the CP&L transaction was not a potential candidate for foreclosure in Dr. Henderson's analysis. Dr. Roach, therefore, concludes that AEP could foreclose CP&L from the Ameren market.

      Wabash's witness, Dr. John Wilson, focuses on how the merged company could strategically operate generation facilities so as to reduce ATC and "crowd out" competitors. He looks specifically at cases where CSW increases generation for export to AEP and AEP increases generation for export to CSW in excess of the 250 MW along the integration path. Dr. Wilson presents results for the AEP market assuming 500 MW and 1,850 MW transfers from CSW to AEP. He reports a pre-merger market concentration of 1,723 HHI and post-merger foreclosure-related increases of 83 and 316 HHI, respectively using total capacity.(21) Dr. Wilson points out that, assuming Commonwealth Edison's Northern Illinois nuclear plants are in service, a transfer of 700 MW from CSW to AEP is necessary to increase market concentration levels beyond the thresholds specified in the Merger Policy Statement. In regard to the CSW market, Dr. Wilson explains that the merged parties would have an incentive to schedule otherwise uneconomic generation in order to increase concentration and, thereby, the possibility that prices would rise after the merger.(22) Dr. Wilson assumes a 500 MW transfer from AEP to CSW and reports highly concentrated post-merger markets in the six time periods analyzed (market concentration ranging from 1,967 to 4,919 HHI with foreclosure-related increases ranging from 585 to 852 HHI).(23) Dr. Wilson concludes that, because foreclosure-related increases in market concentration exceed the thresholds in the Merger Policy Statement, the proposed merger would extend the substantial market power AEP and CSW already have.

      Enron states that the OASIS site maintained by AEP has significant defects which inhibit competition. Enron alleges that AEP provides preferential access to its transmission system by its affiliates. In support of these allegations, Enron's witness, Dr. Richard Tabors, performs an analysis of transmission service denials by AEP over a period of approximately six months in


---------------

(21) In these scenarios, Dr. Wilson assumes that 5,000 MW of Commonwealth Edison's nuclear plants are out of service and explains that the transfers above 250 MW crowd out a corresponding amount of competing capacity in the AEP market. Dr. Wilson explains that he uses total capacity in his analysis to model the super peak period since all capacity is likely to meet the delivered price test when market prices are the highest.

(22) Dr. Wilson defines the relevant product as short-term energy and performs a delivered price test for the summer super peak, summer peak, two shoulder periods, and two off-peak periods. Direct Testimony of Dr. John Wilson, Corrected Exhibit No. AEG-53.

(23) Dr. Wilson also examines the case where ATC along the Ameren portion of the transmission path connecting AEP and CSW is increased by 500 to 900 MW and reports high levels of foreclosure-related increases in concentration.

Docket No. EC98-40-000, et al.

1998. He reports, for example, that based on the number of records the average acceptance rate for non-affiliated companies was 97.2 percent, as opposed to an acceptance rate of 99.7 percent for AEP System Power Markets and 98.5 percent for OVEC.(24) Dr. Tabors states that, due to the size and location of AEP's transmission system, additional data (e.g., generator status) should be required on the OASIS to offset the anticompetitive effects of the merger.

      Applicants challenge Intervenors' analyses. They argue that by considering cases where the merger increases the incentive for the merged company to adversely affect prices and output, Dayton erroneously focuses on AEP's pre-existing market power that, based on the Commission's determination in PacifiCorp, has nothing to do with the merger.(25) Applicants also state that, contrary to Dayton's claim, the Commission's standard of review is whether changes in market concentration exceed the thresholds in the Merger Policy Statement. Furthermore, Applicants assert that because CSW is not a security coordinator, CSW cannot strategically manipulate the transmission system. In regard to Wabash's concerns, Applicants argue that Dr. Wilson's analysis hinges on the assumption that the merged company would violate its binding merger agreement by reserving more than 250 MW. Applicants also explain that additional transfers from AEP to CSW are unlikely because AEP has better alternatives, and has not historically sold power to CSW. Additionally, transfers from CSW to AEP are unlikely because CSW is capacity deficient. Applicants further contend that the OASIS ATC postings, as described in Order 889, eliminate any information advantage the merged company may have regarding nonfirm ATC.

      Applicants challenge Dayton's claims that AEP or CSW could foreclose the Ameren market to competitors such as CP&L. They conclude that TVA transmission capacity is clearly sufficient to accommodate the historical level of CP&L sales into Ameren and obviously could not be foreclosed by AEP. Finally, Applicants sponsor an additional witness, Dr. Robert Willig, to respond to Dr. Fox-Penner's analysis of the vertical effects of the proposed merger. Dr. Willig states that Dr. Fox-Penner's analysis should be disregarded because it is not accompanied by an analysis of whether the merged firm could profit from a foreclosure strategy.

      Dr. Henderson challenges Dr. Tabors by analyzing transmission requests and denials from the AEP and CSW OASIS sites for calendar year 1998. Based on that analysis, he concludes that there was not a single instance of preference granted to an AEP or CSW marketer or marketing affiliate. In explaining denials of requests for transmission service, Dr. Henderson argues that: (1) many of the refusals cited by Dr. Tabors were due to procedural reasons because customers' request contained incorrect price information; (2) multiple transmission service requests were submitted for the same service;
(3) customers sometimes requested transmission service on paths for which zero ATC was indicated; and (4) affiliated marketers seldom make these types of procedural errors. He points out that Dr. Tabor's analysis indicates that on an absolute numerical basis, there is an insignificant difference in results (i.e., a 97.2 percent acceptance rate for non-affiliated entities, as opposed to 99.7 percent for AEP and 98.5 percent for OVEC). Dr. Henderson states that, in any event, AEP's participation in a Commission-


--------------

(24) AEP has 44 percent equity ownership in OVEC Power Marketing (OVEC).

(25) PacifiCorp, 87 FERC (Paragraph) 61,288 at 62,151 (1999) (PacifiCorp).

Docket No. EC98-40-000, et al.

approved RTO will eliminate any concerns related to the manipulation of ATC and the denial of transmission requests.

      The Presiding Judge ruled that the merger will not give Applicants vertical market power. He found that a combination of Applicants' transmission systems would not create an ability or incentive to use transmission to frustrate competition. He noted that AEP's commitment to join an RTO eliminates the possibility of AEP providing preferential treatment to its marketing affiliates. The Presiding Judge rejected Intervenors' arguments that AEP should be required to join the Midwest ISO, because he found that AEP's tie capacity with the Midwest ISO Participants is less than its tie capacity with the Alliance Participants, and that AEP has even more interconnected transfer capability with the ten transmission owners that have not joined an RTO.(26)

      Discussion

      In Enova, the Commission addressed the possibility that a merger involving jurisdictional public utilities raises vertical competitive concerns. In that case and subsequent cases,(27) the Commission expressed concern that combining firms with interests in relevant upstream input markets that are used in the production of electricity in relevant downstream markets can create or enhance the ability and/or incentive for the merged firm to adversely affect prices or output in relevant markets. As stated in Enova, the Commission's primary concern in a vertical merger is whether the merger would adversely affect competition in downstream electricity markets resulting from, among other possibilities, raising rivals' costs or foreclosure. Such an adverse effect on competition could occur if upstream and downstream relevant markets are not conducive to competitive outcomes (as indicated by a highly concentrated market, i.e., HHI of 1,800 or above).(28)

      While we articulated the above issues in Enova in the context of a merger involving delivered gas in relevant upstream markets (i.e., delivered gas is an input for the generation of electricity), we agree with Applicants and Intervenors that it equally applies to mergers, such as this one, where the input is transmission. We note that the parties to this proceeding have based their analyses on the vertical framework set forth in Enova and the Filing Requirements NOPR. These analyses address whether the merged company could effectively foreclose competitors' access to transmission necessary to compete in relevant downstream electricity markets, thereby resulting in higher electricity prices.

      We find that Dr. Henderson's analysis contains several shortcomings. First, Dr. Henderson examines cases exclusively in which the merger would create the incentive to adversely affect prices or output. He therefore ignores those cases where the merger potentially


-------------

(26) Initial Decision, 89 FERC at 65,032.

(27) See, e.g., Dominion Resources, Inc. and Consolidated Natural Gas Company, 89 FERC (Paragraph) 61,477 (1999) (Dominion).

(28) Enova, 79 FERC at 62,560-563.

Docket No. EC98-40-000, et al.

enhances incentive. The merger may enhance such an incentive (e.g., by combining Applicants' economic capacity) and, therefore, it merits evaluation. We disagree with Applicants that examining the question of enhanced incentive equates to evaluating pre-existing market power. An enhanced incentive increases the likelihood that Applicants may engage in foreclosure to adversely affect prices or output. Applicants' reliance on PacifiCorp is misplaced because that merger did not raise any vertical competitive issues.

      Second, also omitted by Dr. Henderson are those cases where the merger creates or enhances the ability to adversely affect prices or output in relevant markets. In his analysis, Dr. Henderson models foreclosure by assuming that the merged company simply denies certain requests for transmission service. He therefore overlooks a variety of possible ways, as explained by Intervenors, in which the merger creates or enhances the ability of the merged company to adversely affect prices or output through foreclosure. Intervenors appropriately identify and evaluate several possible mechanisms (e.g., strategic manipulation of transmission or generation) by which the merged company could frustrate competitors' access to transmission and how the merger creates or enhances the ability to use those mechanisms to adversely affect electricity prices or output.

      Third, as demonstrated by Intervenors, Dr. Henderson's assumptions regarding which transactions could be prevented by AEP or CSW to foreclose markets are highly restrictive. For example, Dr. Henderson focuses only on transmission transactions involving buyers and sellers directly interconnected with one or the other Applicants utilizing least-cost contract paths involving AEP or CSW facilities. This approach overlooks the fact that power does not always flow on least-cost contract paths and therefore that other transactions could potentially be frustrated.

      Finally, Dr. Henderson claims that the proposed merger will not impair competition because differences in market concentration with and without foreclosure do not exceed the thresholds specified in the Merger Policy Statement. This claim is without merit. Such a statistic in the context of a vertical merger does not impart useful information as to whether the merger will adversely affect competition, as the Commission explained in Dominion.(29) We note that the purpose of examining a pre- to post-merger change in market concentration is to provide information on how market structure changes after the merger, due to the merged company controlling more resources than it did prior to the merger. A successful foreclosure strategy does not require that the merged company control more generation than it did before the merger. Instead, it requires that the merged company be able to frustrate competitors' access to an input necessary for selling in downstream electricity markets, thereby narrowing the scope of relevant markets and increasing the concern that, in highly concentrated markets, prices will rise after the merger. We note that Dr. Henderson's analysis, in fact, shows highly concentrated relevant markets.

      We therefore find that, as indicated by Intervenors' independent analyses, Applicants' analysis provides an incomplete and inaccurate evaluation of the potential vertical effect of the


---------------

(29) 89 FERC at 61,480-82.

Docket No. EC98-40-000, et al.

proposed merger, which likely understates such potential effect. Consequently, we conclude that Applicants failed to show that the proposed merger will not adversely affect competition as a result of combining their generation and transmission. Accordingly, in order to find that the proposed merger will not adversely affect competition as a result of combining transmission and generation, we find it necessary to impose certain remedies and conditions, as discussed in subsequent sections.

            B.    Remedies

                  1.    RTO/ISO Formation

      Applicants claim that the merger will not create the ability and incentive for AEP and/or CSW to use transmission to frustrate competitors' access to relevant markets. In any event, Applicants assert that their commitment to join a Commission-approved RTO should eliminate any such concerns.(30) Applicants argue that Intervenors want AEP to join the Midwest ISO regardless of the merger, because the Midwest ISO Participants stand to benefit financially by paying lower rates over AEP's transmission system.

      In addition, Applicants argue that AEP should not be required to join the Midwest ISO because: (1) actual transaction data for the past ten years show that the volume of electricity transfers from AEP to the Midwest ISO members is only one-third of the volume of transfers from AEP to the remaining Alliance members; (2) AEP is more electrically integrated with the remaining Alliance members than with the Midwest ISO as evidenced by its tie capacity;(31) (3) the Commission has never required applicants to join a particular ISO in a merger proceeding; (4) two of the biggest proponents of AEP's participation in the Midwest ISO (Cinergy and Commonwealth Edison) have withdrawn their opposition to the merger; and (5) Commonwealth Edison no longer seeks AEP's participation in the Midwest ISO as a merger condition. Moreover, Applicants argue that most of the parties simply rehash their arguments about pancaked rates and boundary issues from the Alliance proceeding in Docket No. ER99-3144-000.


--------------

(30) On June 3, 1999, AEP together with several other transmission-owning public utilities (Alliance Companies) filed, in Docket No. ER99-3144-000, an application under section 203 of the FPA, 16 U.S.C. (Section) 824b (1994), seeking an order approving: (1) the transfer of ownership of jurisdictional transmission facilities owned by one or more of the Alliance Companies to Alliance Transmission Company, LLC (Alliance Transco) and the transfer of control over operations of jurisdictional transmission facilities owned by the remaining Alliance Companies to the Alliance Transco; (2) the transfer of control over operations of jurisdictional transmission facilities owned by the Alliance Companies to the Alliance Independent Transmission System Operator, Inc. (Alliance ISO); and (3) the transfer of control over operations of the jurisdictional transmission facilities of the Alliance Companies from the Alliance ISO to the Alliance Transco. The entire Alliance filing is referred to as the Alliance Proposal. On December 20, 1999, we conditionally authorized the application of Alliance Companies to transfer ownership and/or functional control of their jurisdictional transmission facilities to Alliance. We directed the Alliance Companies to modify their proposal in a compliance filing. 89 FERC at 61,929. Alliance Companies requested rehearing on January 19, 2000 and made a compliance filing on February 17, 2000.

(31) Applicants explain that Intervenors overstate AEP's tie capacity with the Midwest ISO because they incorrectly assume that Allegheny Power System (Allegheny) is part of the Midwest ISO.

Docket No. EC98-40-000, et al.

      Many Intervenors argue that Applicants' commitment to join the Alliance Proposal is not an effective mitigation measure because: (1) Applicants will be free to control, until an RTO is operational, an extremely large, strategically located transmission network to advance their own competitive position and foreclose competition; and (2) Applicants retain the right to withdraw from the Alliance Proposal without Commission approval.

      Some Intervenors claim that AEP's participation in the Alliance Proposal will enhance AEP's market power instead of mitigating it for the following reasons: (1) the Alliance Proposal would not form a rational boundary, since it divides the Midwest market and creates market barriers between low cost suppliers in the Midwest ISO and other high cost suppliers;
(2) the Alliance Proposal will preserve pancaked rates; and (3) the Alliance transmission owners retain control of key decisions affecting competition, such as the ability to block grid expansion, ATC and Capacity Benefit Margin
(CBM) calculations.

      Several Intervenors assert that if AEP joins the Midwest ISO rather than the Alliance Proposal, it will serve as an effective mitigation measure because: (1) the Midwest ISO transmission systems are located between the AEP and CSW systems; (2) AEP is more electrically integrated with the Midwest ISO than the Alliance Proposal; (3) any transactions between the AEP and CSW systems will flow through the Midwest ISO systems permitting effective congestion management solutions; (4) it will result in improved coordination for many AEP generation and transmission facilities that are jointly owned with a Midwest ISO member; (5) reliability issues such as ATC calculation, loop flow, congestion management and transmission planning can be dealt with more effectively; and (6) the Midwest ISO will be operational by June 1, 2001, whereas it is uncertain when the Alliance Proposal will be operational.

      With regard to Applicants' commitment to transfer AEP West transmission facilities to a Commission-approved RTO in the region, certain Intervenors argue that there is no guarantee that AEP West will ever join an RTO, since the May 24 Stipulation only requires AEP West to apply for such transfer and does not require AEP West to take further steps to join and remain in an RTO. Therefore, Intervenors allege that the May 24 Stipulation may simply turn out to be an empty promise.

      Trial Staff believes that the May 24 Stipulation eliminates any potential for the merged company to exercise vertical market power because Applicants have committed to transfer control of the: (1) AEP East transmission facilities to a Commission-approved RTO in the region; and (2) AEP West transmission facilities in SPP to a Commission-approved RTO in the region.

      The Presiding Judge ruled that AEP's commitment to join the Alliance Proposal removes any concerns that AEP will be able to use transmission to frustrate competition or favor marketing affiliates. The Presiding Judge dismissed the Intervenors' concerns that the Applicants will renege on their commitments to join a Commission-approved RTO. As described above, the

Docket No. EC98-40-000, et al.

Presiding Judge also rejected Intervenors' arguments that AEP should be required to join the Midwest ISO.(32)

      Discussion

      Given the competitive concerns identified above, we will condition our approval of the proposed merger upon the adoption of adequate mitigation measures.(33) The Merger Policy Statement identifies various ways in which an identified market power concern can be remedied.(34)

      We conclude that an adequate remedy to the market power concerns arising from the proposed merger would be for Applicants to transfer operational control of their transmission facilities to a Commission-approved RTO. We note that Applicants have committed to transfer operational control of: (a) AEP East's transmission facilities to a Commission-approved RTO that is directly interconnected with AEP East,(35) and (b) AEP West's transmission facilities to a Commission-approved RTO that is directly interconnected with AEP West,(36) but have not committed to do so before the merger is consummated. However, the Merger Policy Statement requires that mitigation must be fully effective in remedying an identified market power problem and in place at the time of consummation. Merger Policy Statement at 30,136.(37)

      We therefore agree with many of the Intervenors that there is a need for interim mitigation measures. We are concerned that Applicants would be able to use their combined transmission and generation to frustrate competition. We will condition our merger approval on AEP East and AEP West transferring operational control of their transmission facilities to a


-----------------

(32) Initial Decision, 89 FERC at 65,032.

(33) Applicants have made further commitments as described in the May 24 Stipulation, including transferring control area responsibility to a Commission-approved RTO. We will hold Applicants to those commitments.

(34) Merger Policy Statement at 30,137.

(35) We observe that Applicants' commitment requires them to join either a Commission-approved RTO or the Midwest ISO. See, also, note 30.

(36) On December 30, 1999, SPP filed a proposal to be recognized as an ISO and an RTO in Docket No. ER00-975-000 (SPP Proposal). CSW is a signatory to that proposal.

(37) Applicants argue that in Ohio Edison Co., et al., 81 FERC (Paragraph) 61,110 (1997) (First Energy), the Commission approved the merger in reliance on the applicants' commitment to join a Commission-approved ISO at some unspecified time after the merger was consummated. Applicants' reliance on First Energy is misplaced. In that case, we conditioned our approval of the merger on modifications to applicants' proposed mitigation. Such mitigation was in place at the time of merger consummation. As we have already explained on rehearing of First Energy:

      [O]ur explicit statement that we expected the merged company to engage in a post-merger ISO process was a specifically identified step that would serve not as a pre-merger condition but rather as a post-merger backstop to address any uncertainties regarding an open and competitive market post-merger and to ensure future coordination in the public interest of jurisdictional facilities pursuant to Section 203. 85 FERC (Paragraph) 61,203 at 61,845.

Docket No. EC98-40-000, et al.

fully-functioning, Commission-approved RTO(s) by December 15, 2001, the date specified in the RTO Final Rule for RTO formation.

      We will further condition our merger approval on Applicants implementing interim mitigation measures, consisting of two functions outlined in the RTO Final Rule in the AEP East service territory upon consummation of the merger. Those two functions relate to independent calculation and posting of ATC and market monitoring. We believe that the implementation of these two functions: (1) will address several concerns raised by the Intervenors, such as manipulation of ATC and transmission service denials; (2) can be performed by independent third parties; and (3) can be implemented in a relatively short time frame. Moreover, these two functions can be transferred to a Commission-approved RTO, when it becomes operational.

      With regard to independent calculation and posting of ATC, the RTO Final Rule requires an RTO to calculate ATC values based on data developed partially or totally by the RTO. In the RTO Final Rule, we further stated that: "The [RTO] must be the single OASIS site administrator for all transmission facilities under its control and independently calculate TTC and ATC."(38) In addition, we stated that: "[W]e will allow an RTO the flexibility to contract out OASIS responsibilities to another independent entity . . . ."(39)  Thus, consistent with the RTO Final Rule, AEP East can implement this function by contracting out OASIS responsibilities to an independent entity.

      We believe that market monitoring by an independent party is also needed upon consummation of the merger to protect against anticompetitive effects in electricity markets until a fully functional RTO is available.(40) Since market monitoring is evolving as trading markets are created, the Commission did not prescribe a particular market monitoring plan or the specific elements of such a plan in the RTO Final Rule. However, we note that, under the May 24 Stipulation, Applicants have committed to provide generation dispatch information necessary for the Midwest ISO to monitor the effects of such dispatch on the loading of the Midwest ISO's constrained transmission facilities. We will require AEP East to provide similar generation dispatch information to an independent party in order to monitor the effects of such dispatch on the loading of AEP East's constrained transmission facilities. In addition, we will require AEP East to provide to the independent party additional data, such as TLR events, details of binding transmission constraints, any redispatch to relieve constraints, the effectiveness of redispatch in relieving constraints, and volume and pricing of energy before and after redispatch. We believe that such data are necessary to determine whether operations or wholesale transactions involving


--------------

(38) 18 C.F.R. (Section) 35.34(k)(5), new regulation promulgated by the RTO Final Rule, FERC Stats. & Regs. (Paragraph) 31,089 (2000).

(39) RTO Final Rule at 31,145.

(40) We stated in the RTO Final Rule:

      To ensure that the [RTO] provides reliable, efficient and not unduly discriminatory transmission service, the [RTO] must provide for objective monitoring of markets it operates or administers to identify market design flaws, market power abuses and opportunities for efficiency improvements, and propose appropriate actions. 18 C.F.R. (Section) 35.34(k)(6), new regulation promulgated by the RTO Final Rule.

Docket No. EC98-40-000, et al.

Applicants are unduly discriminatory or preferential or show evidence of the exercise of market power. The independent party will analyze the data and submit the analysis and the data to the Commission for review.

      Accordingly, Applicants should notify the Commission within 15 days of the date of this Opinion whether they agree to the condition that they transfer operational control of their transmission facilities to a fully-functioning, Commission-approved RTO by December 15, 2001 and to the condition requiring the interim mitigation measures described above. In the event that Applicants accept these conditions but subsequently do not comply with them, we will use our authority under section 203(b) of the FPA to address any concerns, and order further procedures as appropriate.(41) In addition, at least 60 days prior to consummation of the merger, Applicants must make a compliance filing describing their plan to implement independent calculation and posting of ATC for the AEP East service territory and describing their market monitoring plan, which will be effective upon consummation of the merger.

      Should Applicants decline to accept these conditions, we will approve the merger only on the condition that they transfer operational control of their transmission facilities to a fully-functioning, Commission-approved RTO prior to consummation of the merger. In this circumstance, the interim mitigation measures described above would not be required.

                  2.    Divestiture

      Applicants claim that their proposal to divest 550 MW of generating capacity (300 MW in SPP and 250 MW in ERCOT) over a two-year period after merger consummation,(42) eliminates horizontal market power concerns raised by the merger. Applicants intend to divest minority interests in certain generating units totaling 550 MW, instead of divesting entire generating plants. Applicants state that the ERCOT divestiture (250 MW) could begin immediately (i.e., within 60 days of a Commission order approving the merger). Applicants maintain that a two-year delay in the SPP divestiture is necessary until their obligation to serve native load is reduced and in order for Applicants to use the pooling of interests accounting method.(43) Applicants also state that they will retain operational control of the generating facilities.

      Certain Intervenors object to Applicants' divestiture proposal, citing the lack of a date certain for the divestitures. Intervenors argue that Applicants' proposed delay of the SPP divestiture could be longer, since the implementation of retail restructuring could take years and retail competition may not result in a sufficient reduction in CSW's native load responsibility.



-----------------

(41) See, e.g., Louisville Gas and Electric Company, et al., 82 FERC (Paragraph) 61,308 at 62,222-3.

(42) Applicants also state that, pursuant to a settlement with the Texas Commission, they have agreed to divest an additional 1354 MW of capacity in ERCOT. Applicants further state that the timing of this divestiture is dependent on certain accounting issues.

(43) Applicants have sought guidance from the Securities and Exchange Commission
(SEC) as to when divestiture of capacity may be made without violating the pooling rules. Applicants filed a motion on December 28, 1999, requesting that we take official notice of the guidance sought and the SEC's request for additional information.

Docket No. EC98-40-000, et al.

Certain Intervenors also argue that the divestitures are ineffective to mitigate market power, because the purchasers will not gain operational control of the generating plants, and will only have the right to have the units dispatched up to their ownership interests. Furthermore, Intervenors object to Applicants' proposal to restrict the capacity sales to only purchasers that will not cause an increase in HHI levels above the thresholds. Intervenors claim that this restriction will preclude CSW's actual competitors from purchasing the divested capacity.

      Certain Intervenors request that the Commission: require divestiture before merger consummation; require divestiture of entire plants; and require Applicants to negotiate a swap of shares in jointly-owned generating plants. Intervenors take the position that the merged company and its affiliates should be precluded from acquiring or constructing generation assets in SPP for a number of years.

      Certain state commissions(44) oppose Intervenors' recommendations on the grounds that such recommendations ignore Applicants' obligation to serve native load at the lowest reasonable rate.

      Applicants respond to Intervenors' objection to Applicants retaining operational control of the partially divested generating facilities by committing to enter into operation and maintenance agreements (O&M Agreements) with the purchasers of the generating capacity. Applicants also claim that they will not gain a competitive advantage by retaining operational control of the units to be partially divested, since Applicants have committed that planned maintenance outages will be scheduled by mutual agreement between Applicants and the purchasers.

      Trial Staff maintains that the 550 MW divestiture agreed to in the May 24 Stipulation resolves all concerns regarding horizontal market power. However, Trial Staff argues for immediate divestiture, claiming that Applicants have not shown that immediate divestiture invalidates the pooling of interests accounting method. Trial Staff also notes that the May 24 Stipulation provides for a buy-back clause allowing AEP West to purchase power required for native load. Therefore, Trial Staff concludes that delaying the divestitures is unnecessary, and is inconsistent with the Merger Policy Statement that "[f]ull and effective mitigation must be in place at the time the merger is consummated."(45)

      The Presiding Judge determined that Applicants' commitment to divest 550 MW of generating capacity as soon as feasible, and their commitment to sell equivalent amounts of energy in the interim, eliminates any potential horizontal market power caused by the merger.

            Discussion

      Applicants admit that they will retain operational control of the partially divested plants. Applicants' witness Steven B. Jones testifies that CSW will maintain operational control of the


-----------------

(44) The state commissions are Louisiana, Arkansas and Oklahoma.

(45) Merger Policy Statement at 30,136.

Docket No. EC98-40-000, et al.

Northeastern and Frontera plants.(46) Applicants propose to enter into operation and maintenance agreements (O&M Agreements) and other agreements regarding the timing of planned maintenance, which they claim should be sufficient to address Intervenors' concerns. In support of this claim, Applicants note that joint operating agreements and O&M Agreements are common in the electric utility industry. However, Applicants' argument is misplaced, because this is not a section 205 proceeding to establish just and reasonable terms and conditions for a joint operating agreement. Rather, this is a proposed merger in which Applicants' own analysis demonstrates that they have exceeded the thresholds adopted in the Merger Policy Statement. Furthermore, in light of Applicants' admission that they will retain operational control, we find that divesting up to a 50 percent share in certain generating units is not an effective remedy. Since Applicants will retain control over the divested output, there is the potential for Applicants to gain a competitive advantage, regardless of whether they enter into O&M and other agreements.

      In Allegheny,(47) the Commission expressed concern over the ability of the merged company to control the output of divested generating capacity and thus be in a position to withhold the output from the market and affect electricity prices. While the proposed remedy in Allegheny involved short-term sales and the instant proceeding involves divestiture of partial ownership interests in generating units, the Commission's primary concern remains the same: Applicants have retained operational control over the output of the generating capacity. By retaining operational control of the generating facilities, Applicants will have the ability to withhold capacity from the market and thus affect electricity prices. The transfer of ownership and, in turn, control of an entire generating plant to a market participant other than the merged company, would ensure that the merged company could not retain control of the output. Consequently, we will require Applicants to divest their entire ownership interest in the generating facilities that are to be divested. We note that divestiture of Applicants' entire ownership interest provides the maximum assurance that control has been transferred to a third party. Alternatively, Applicants may choose to divest the same or greater amount of capacity from different generating plants in their entirety, however, such generating plants must be of similar cost, operation, and location characteristics as the generating plants Applicants originally proposed.

      Regarding the timing of the SPP and ERCOT capacity divestitures, we agree with Applicants that the ERCOT capacity can be divested immediately upon consummation of the merger.(48) We also find Applicants' arguments for delaying the SPP capacity divestiture for a minimum of two years persuasive, given the interim measures described below. We recognize the importance of Applicants' obligation to reliably serve native load and therefore we will


-------------

(46) Exhibit No. AC-600 at 5 and 11.  See also Tr. at 1147-9, 1242, 1271 and
1338.

(47) Allegheny Energy, Inc. and DQE, Inc., 84 FERC (Paragraph) 61,223 (1998) (Allegheny).

(48) Applicants commit to commence the divestiture process within 60 days after the Commission issues an order approving the merger. We will hold Applicants to this commitment and require Applicants to complete the ERCOT divestiture within one year of the issuance of this Opinion.

Docket No. EC98-40-000, et al.

permit Applicants to delay the SPP divestiture as they have proposed. We will require Applicants to complete the SPP divestiture by July 1, 2002.(49)

      With respect to Applicants' proposal that the divested generating capacity not be sold in a way that would cause changes in market concentration to exceed acceptable thresholds, we find such condition to be reasonable since it preserves competition and we will accept it.

                  4.    Interim Sales

      Recognizing the requirement that appropriate mitigation be in place upon consummation of the merger, and that the proposed divestitures would not be completed in time to meet this requirement, Applicants propose to make interim sales equivalent to the capacity to be divested. These sales would continue until each divestiture is completed.(50)

ERCOT Interim Sale

      In ERCOT, Applicants propose an interim unit sale from the Frontera plant of 250 MW of capacity and associated energy at the plant's operating cost which is expected to be $17/MWh.(51) The Frontera Plant is being built as a merchant plant and thus is not intended to serve Applicants' native load. Accordingly, Applicants do not propose to retain recall rights to this capacity and associated energy. Applicants argue that the ERCOT interim sale will be fully subscribed because the expected price is economic in all time periods.(52) Accordingly, Applicants contend that the ERCOT interim sale will constitute effective mitigation of market power in ERCOT. Intervenors have not opposed this interim measure.

SPP Interim Sales

      In SPP, Applicants propose an interim system sale of energy equivalent to a total of 300 MW per hour on a "financially firm" basis.(53) Applicants will make the interim sale pursuant to

---------------

(49) Oklahoma has set a statutory goal of full consumer choice by July 1, 2002. Applicants note that the Oklahoma Legislature may relieve incumbent utilities of their public service obligations as of July 1, 2002 in which case divestiture could occur on or about that date.

(50) Applicants indicate that the interim sale in ERCOT will commence upon consummation of the merger and the interim sale in SPP will commence three months later following an auction process that will begin upon consummation of the merger. Direct Testimony of Stephen B. Jones, Exhibit No. AC-600 at 8-13.

(51) While Applicants style this interim ERCOT sale as a sale of both capacity and associated energy, there does not appear to be a separate capacity charge associated with the sale.

(52) Direct Testimony of William H. Hieronymus, Exhibit No. AC-500 at 35.

(53) Applicants define "financially firm" to mean that if Applicants are forced to recall this energy they will compensate the purchaser for the purchaser's replacement cost. Tr. 1267, lines 1-5. The replacement cost will be either the price the purchaser pays to replace the recalled energy or, if the purchaser is unable to secure replacement energy, the market price as determined by "[w]hatever market indicia exists at the time; there will probably be plenty of them." Tr. 1268 lines 21-22 (Testimony of Stephen B. Jones).

Docket No. EC98-40-000, et al.

contracts to be sold via auction. The amount of energy sold through each contract will be no less than the equivalent of 50 MW per hour and no more than the equivalent of 150 MW per hour.(54) These contracts will provide for an energy price of $14/MWh.(55) As with the ERCOT interim sale, Applicants contend that these sales will be fully subscribed since the energy price is well below the market price.(56) In contrast with their ERCOT proposal, Applicants propose to retain the right to recall all or a portion of this energy during generation emergencies where their SPP operating companies (PSO and SWEPCO) would otherwise be unable to meet their native load. Of particular significance, this recall provision cannot be triggered unless Applicants are also completely unable to make purchases from third parties sufficient to meet their native load.(57) In that case, Applicants will compensate the purchaser for the purchaser's replacement cost.

      Intervenors object to the interim sale of 300 MW in the SPP pending the divestitures as ineffective mitigation because CSW retains control of the capacity to satisfy SPP rules on reserve requirements, the sales are not firm, and the purchased power cannot be designated as the purchaser's network resource or used by the purchaser to meet SPP reserve requirements. In addition, Intervenors argue that Applicants' proposal to restrict the sales to purchasers that will not cause an increase in HHI levels above the Appendix A thresholds, may disqualify CSW's actual competitors from purchasing the capacity. Furthermore, Intervenors maintain that purchasers of this nonfirm energy will not be able to compete with CSW due to CSW's recall right. Intervenors contend that when Applicants are unable to purchase replacement energy at any price, the interim purchaser will not be able to make such purchases either. Accordingly, Intervenors question Applicants' assertion that some appropriate market indicia will always exist to determine the appropriate replacement cost of energy which is not available on the market. Therefore, Intervenors claim that the proposed pricing method will fail to properly discipline Applicants' use of the recall right.

            Discussion

      We find that sales in the SPP and ERCOT, if they are governed by terms and conditions that would effectively eliminate the merged company's ability to withhold output, would be reasonable and effective interim mitigation measures in this particular case until completion of the ERCOT and SPP divestitures. Since Applicants have not provided us with such terms and conditions, we will require them to do so as discussed below. In this regard, we recognize Applicants' need to meet their SPP reserve requirements and native load obligations.

      With regard to timing, while Applicants' proposal to begin the ERCOT interim sale at the time the merger is consummated is acceptable, Applicants' proposal to begin the SPP interim sale



------------------

(54) Thus the interim sale energy will be divided among at least two purchasers. Furthermore, as with the permanent divestiture proposals, only entities who will not cause Appendix A screen violations will be allowed to purchase this energy.

(55) Direct Testimony of Stephen B. Jones, Exhibit No. AC-600 at 8.

(56) Rebuttal Testimony of Stephen B. Jones, Exhibit No. AC-601 at 10-11.

(57) Tr. 1265-1267 (Testimony of Stephen B. Jones).

Docket No. EC98-40-000, et al.

three months after consummation of the merger is not. Interim mitigation for identified market power problems must be in place and effective upon consummation of the merger. We will therefore require Applicants' proposed interim measures to be in effect when the merger is consummated.

      With respect to the requirement that this energy not be sold in a way that would cause changes in market concentration to exceed acceptable thresholds, we find such condition to be reasonable since it preserves competition and we will accept it.

      With respect to Intervenors' concerns regarding the "market indicia" and the terms and conditions of the contracts under which the interim sales will be made, we will direct Applicants to file with the Commission prior to consummation of the merger their proposed terms and conditions of the interim sales contracts that would effectively eliminate the merged company's ability to withhold output. These filings should contain the terms and conditions of the sales contracts, including substantive information about the "market indicia" that will be used to determine replacement cost when the interim purchaser is unable to purchase replacement energy during a recall event.

      IV.   Effect on Rates

            Ratepayer Protection Measures

      Applicants assert that their proposed ratepayer commitments are sufficient to protect wholesale customers against the potential adverse effects of the merger on rates. Applicants state that their hold harmless commitment provides that in any section 205 or 206 proceeding that develops rates using a test year that begins within five years after merger consummation, Applicants will bear the burden of proof that any merger-related costs included in the proposed rates are offset by merger savings. Applicants state that this hold harmless commitment will apply to transmission customers and all wholesale customers except those served under fixed-rate contracts.

      Applicants state that their open season proposal provides the option for transmission customers to switch to Applicants' Joint OATT and for requirements customers served under cost-of-service rates to terminate their existing contracts if Applicants file a rate increase that uses a test year that begins within five years of merger consummation. For requirements and transmission customers under formula rates, Applicants commit to cap the generation demand charges and freeze the transmission demand charges at 1998 levels through the end of 2002. Furthermore, Applicants offer to allow requirements customers under formula rates to make a one-time election to fix the generation demand charges for the period 2000 through 2003 at the levels that Applicants projected before the merger was proposed. Applicants assert that they have reached settlements with all their formula rate customers, and note that these customers have withdrawn from the proceeding.

Docket No. EC98-40-000, et al.

      Applicants also assert that only two of the customers remaining in the proceeding have expressed concern about Applicants' recovery of stranded costs, and the stranded costs associated with the termination of these customers' contracts are unrelated to the merger.(58)

      Wabash and Lafayette assert that the hold harmless provision is worthless, because the protection is nothing more than reasonable ratemaking methodology. Wabash and Lafayette argue that more concrete protections are required, including an open season in which Wabash can elect to terminate its contract without being exposed to stranded costs. Certain Intervenors object to Applicants' use of estimates for merger-related costs and savings, noting that the estimates Applicants rely on were stricken from the record. APPA/NRECA argue that the open season proposal is essentially a choice between paying higher rates or paying stranded costs, and therefore offers no protection to the ratepayer.

      Trial Staff contends that Applicants' proposed ratepayer protections are limited, ineffective and unenforceable. Trial Staff argues that the open season provision is ineffective ratepayer protection because of the potential for stranded costs. Trial Staff contends that the existence of stranded costs could create a barrier to entry into the competitive market place. Trial Staff therefore proposes that wholesale customers who exercise their option to terminate early under the open season proposal, or whose contracts terminate, not be subject to stranded cost claims by Applicants.

      Trial Staff argues that the hold harmless provision is not enforceable because Applicants intend to rely on estimates of merger costs and savings and have not made any commitment to track or calculate merger costs or savings prior to filing for a rate increase. Trial Staff therefore proposes that Applicants be required to file annual reports showing that merger savings are equal to or greater than merger costs.

      The Presiding Judge found Applicants' ratepayer protection proposal adequate to protect wholesale requirements and transmission customers from any adverse rate consequences of the merger.(59) The Presiding Judge was unpersuaded by Intervenors' and Trial Staff's stranded cost argument, noting that the Commission has repeatedly held that stranded costs arguments in merger proceedings are premature and should be made in separate proceedings when the stranded cost claim is made. He further noted that the Commission has not required a stranded cost waiver in any merger case to protect customers from merger-related costs.(60) The Presiding Judge noted that Applicants have negotiated ratepayer protection measures with all but two of their customers. The Presiding Judge also rejected all of Trial Staff's arguments concerning the


--------------

(58) Cities of Dowagiac and Sturgis, Michigan. According to Applicants, Sturgis gave notice to terminate wholesale service more than one year before the merger was announced, and Dowagiac's concern is with retail stranded costs that Applicants may seek to recover if Dowagiac acquires any of Applicants' existing retail customers.

(59) Initial Decision, 89 FERC at 65,032-33.

(60) Id. at 65,033.

Docket No. EC98-40-000, et al.

insufficiency of the ratepayer protection measures, including the need for an annual filing documenting merger costs and benefits.(61)

      Trial Staff excepts to the Presiding Judge's failure to consider Trial Staff's proposal in its entirety. Trial Staff claims that the Presiding Judge misstated Trial Staff's position on stranded costs and failed to recognize that customers will not take advantage of the open season proposal if they are subjected to unspecified stranded cost claims. Trial Staff's position, therefore, is that such customers not be subject to stranded cost claims or, alternatively, that they be provided some additional protection. Trial Staff maintains that the Presiding Judge erred in relying on other merger cases where the Commission has not required stranded cost waivers to protect customers, because in those cases, sufficient and effective ratepayer protection mechanisms were offered.

            Discussion

      In the Merger Policy Statement, we explained that our primary focus regarding the effects of a merger on rates is ratepayer protection. The Merger Policy Statement also describes various commitments that may be an acceptable means of protecting ratepayers in particular cases, such as hold harmless provisions, open seasons for wholesale customers, rate freezes, and/or rate reductions.(62) In this case, Applicants have offered several ratepayer protection commitments. With one minor modification, we find Applicants' ratepayer protection measures adequate to protect wholesale customers from potential adverse effects of the proposed merger on rates.

      In the Merger Policy Statement, the Commission stated that the most meaningful ratepayer protection mechanism is an open season provision.(63) Applicants' ratepayer protection includes an open season for wholesale requirements customers served under cost-of-service rates.(64) Trial Staff argues that the open season provision is ineffective because of Applicants' right to seek recovery of stranded costs. We disagree. The Commission has previously held that no condition addressing the recovery of stranded costs should be placed on approval of a merger, and that any claims for stranded cost recovery should be addressed in a separate proceeding.(65)

      As an alternative to restricting stranded cost claims, Trial Staff argues that there is a need for additional ratepayer protection because Applicants' hold harmless commitment is limited and unenforceable. We disagree and find additional protection to be unnecessary. Applicants' hold harmless commitment is similar to those hold harmless commitments accepted by the

---------------

(61) Id. at 65,032-37.

(62) Merger Policy Statement at 30,123-24.

(63) Id.

(64) We note that Applicants have offered an open season to transmission customers in which they can switch to Applicants' Joint OATT.

(65) WPS Resources Corporation, et al., 83 FERC (Paragraph) 61,196 at 61,840
(1998).

Docket No. EC98-40-000, et al.        25


Commission in other merger cases.(66) While Applicants' approach relies on estimates of merger costs and merger savings, we believe that their approach is enforceable. We note that Applicants have the burden of proof in any section 205 or 206 proceeding to demonstrate the reasonableness of the cost and savings estimates. Furthermore, in the Merger Policy Statement the Commission stated that, rather than requiring estimates of merger benefits, and addressing whether the applicant has adequately substantiated those benefits, we will focus on ratepayer protection.(67) Although the proposed hold harmless commitment does not require that any of the projected merger savings be reflected in reduced rates, wholesale customers have the option to file a section 206 complaint seeking a reduction in rates.

      Applicants have also committed to cap the generation demand charges and to freeze the transmission demand charges at 1998 levels through the end of 2002, i.e., for 30-month period after the merger closing date, assuming the merger closes in the Spring of 2000. Since the closing date of the merger may shift, we will modify the period of Applicants' commitment to be the 30-month period following the actual merger closing date.

      Furthermore, in the Merger Policy Statement, the Commission stated that the most promising and expeditious means of addressing ratepayer protection is for the parties to negotiate an agreement on ratepayer protection mechanisms.(68) We note that Applicants have negotiated ratepayer protection measures with almost all of their customers.

      Accordingly, we affirm the Presiding Judge's finding that Applicants' proposed ratepayer protection, as modified here, is sufficient.

      V.    Other Requested Remedies and Conditions

      Certain arguments raised by Intervenors are not relevant to our determination of the issues in this case and are beyond the scope of this proceeding. Several parties propose alternative conditions and remedies if the Commission does not impose the condition or remedy they consider to be the most effective. For example, if the Commission does not order complete divestiture, certain Intervenors recommend that the merged entity be required to sell all of its generation output to a power exchange and purchase the power needed to serve its load for a minimum five-year period. They also recommend that the merged entity be precluded from acquiring new generation capacity for a ten-year period. APPA/NRECA argue for a two-year moratorium on large mergers.

      These proposals, and any others not expressly addressed above, will be denied as unwarranted based on the record of this case.


---------------

(66) Sierra Pacific Power Co., et al., 87 FERC T 61,077 (1999); Public Service Company of Colorado, et al., 78 FERC (Paragraph) 61,267 (1997).

(67) Merger Policy Statement at 30,123.

(68) Id.

Docket No. EC98-40-000, et al.         26


      VI.   Rate Schedule Issues

      As noted earlier, we set for hearing all issues concerning the three rate schedules and the Joint OATT that Applicants filed at the time they filed the proposed merger. Applicants filed in Docket No. ER98-2770-000:
(1) a System Integration Agreement (SIA) governing the distribution of power supply costs and benefits between AEP West and AEP East after the merger is consummated; (2) a System Transmission Integration Agreement (STIA) governing the coordinated planning, operation, and maintenance of the transmission facilities of the AEP and CSW operating companies after the merger is consummated; and (3) a Transmission Reassignment Tariff (TRT) governing the rates, terms, and conditions under which AEPSC can sell, assign, and transfer transmission capacity. In Docket No. ER98-2786-000, the Applicants filed a Joint OATT and Standards of Conduct, under which the merged system will offer transmission services.

            A.    The SIA, STIA and TRT

      Pursuant to the July 13 Stipulation, Applicants and Trial Staff resolved all but one of their differences regarding both rate and non-rate terms and conditions of the SIA, STIA, and TRT. Applicants and Trial Staff agreed to reserve the remaining issue for decision by the Commission. The Presiding Judge approved the SIA, STIA, and TRT as modified by the July 13 Stipulation and, consistent with the terms of the stipulation, did not address the reserved issue. No parties filed exceptions to this finding.

                  The Reserved Issue

      The SIA, filed in Docket No. ER98-2770-000, governs, among other things, the allocation of power supply costs and benefits between the two zones of the merged company. The SIA provides for economic transfers between the zones, but the price varies depending upon whether the energy transfers are within or exceed firm transmission entitlements between the zones. Transfers within the firm transmission entitlements are priced at the lower of: (1) the recipient zone's decremental cost or (2) half of the sum of supplier zone's out-of-pocket cost and the recipient zone's decremental cost.(69) Transfers above the firm transmission entitlements between zones are priced at half the sum of: (1) the supplier zone's out-of-pocket cost, including all incremental transmission costs; and (2) the recipient zone's decremental cost.

      Trial Staff characterizes this as a split-the-savings price methodology under which the seller could receive up to 100 percent of the savings. Trial Staff argues that Commission policy does not permit the seller to receive more than 50 percent of the savings in a shared savings transaction.(70) Applicants answer that this proposal is not a ratemaking issue subject to the

------------------
(69) The recipient zone's decremental cost (also known as buyer's decremental cost or BDC) equals the cost of the next unit of generation that the buyer is able to refrain from dispatching due to the economy energy transaction. Applicants define the supplier's out-of-pocket cost to be the opportunity cost of foregone revenues from power sales to third parties.

(70) Trial Staff cites Montaup Electric Co. and Newport Electric Corp., 59 FERC (Paragraph) 61,198 (1992) (Montaup). Under this methodology, a split-the-savings rate would be set midway between the seller's incremental cost (SIC) and the BDC. The SIC equals the cost of the last increment of generation used to provide the economy energy.

Docket No. EC98-40-000, et al.         27


Commission's split-the-savings methodology because it involves a merger.(71) Instead, Applicants argue, this proposal represents an internal cost allocation issue resulting from the proposed merger. Applicants assert that unless they are permitted to take into account the opportunity cost of these economy energy transactions (i.e., substituting lost revenues for SIC when calculating the split-the-savings rate), cost shifts will occur between the zones thus violating the goal of holding existing ratepayers harmless.(72)

      We agree with Applicants that the Commission's historic formula for split-savings rates are not dispositive, because the issue presented here is the reasonableness of the inter-affiliate cost allocation method employed when there are energy transactions as the result of joint dispatch. As we understand it, Applicants' proposal is attempting to satisfy two principles. The first principle is that an equal sharing of the benefits is a reasonable approach for pricing inter-affiliate sales. The second principle is that, as a means of maintaining the hold harmless commitments Applicants have made to existing customers, there should be some assurance that the selling company receives no less than it would have received if it had sold power on the market instead of providing it to the affiliate company. However, these two principles are incompatible in most circumstances, i.e., in some circumstances, a split savings rate will be higher than the market rate and, in other circumstances, the market rate will be higher than the split savings rate. Also, as noted by Trial Staff, the particular formula proposed by Applicants is defective because, in some instances, it results in a rate that exceeds both the market price and a rate set halfway between the seller's out-of-pocket costs and the buyer's avoided cost.

      We shall direct Applicants to amend the pricing formula to adopt the rate that the seller could have charged if it could have sold the power elsewhere. This will satisfy the principle of holding the selling company harmless, but will not result in a price above market for the buying company. As a default to be used in the unlikely event that there are hours when there are no alternative selling options, the parties may use a split-savings rate that is set halfway between the selling party's incremental costs (defined as the actual out-of-pocket variable costs incurred to provide the energy) and the buying party's decremental costs (defined as the actual out-of-pocket variable costs that the buyer avoided as a result of the purchase). These definitions of incremental and decremental cost are consistent with those that the parties have traditionally included in their coordination sales agreements which are priced on the basis of out-of-pocket costs.

      We find that the SIA, STIA, and TRT, as modified by both the July 13 Stipulation and our determination above, are just and reasonable.

            B.    The Joint OATT And Standards of Conduct


-----------------

Accordingly, the SIC associated with a given sale should always be lower than the out-of-pocket cost (lost revenues) associated with the same sale.

(71) Applicants do not dispute that the proposed methodology can lead to one zone retaining more than 50 percent of the savings.

(72) Applicants' Brief Opposing Exceptions at 98.

Docket No. EC98-40-000, et al.         28


      Prior to issuance of the Hearing Order, Applicants asked the Commission to approve only their cost-of-service treatments and rate design principles for transmission and ancillary services rates. Applicants then planned to file updated test period data to develop the actual rate levels to be effective when the merger is consummated. In accordance with Applicants' proposal, the Hearing Order set for hearing the cost-of-service treatments and rate design principles, but not the specific rate levels.(73) Later, with the May 24 Stipulation, Applicants adopted stipulated rates to be effective upon consummation of the merger and abandoned further efforts to gain approval, in this proceeding, of their proposed cost-of-service treatments and rate design principles. Accordingly, in any subsequent rate proceeding, Applicants will need to fully support their proposed cost-of-service treatments and rate design principles. The May 24 Stipulation resolved all issues between Trial Staff and Applicants regarding the Joint OATT.

      While the Presiding Judge found that the proposed transmission and ancillary services rates contained in the May 24 Stipulation are just and reasonable, he nevertheless ruled on certain cost-of-service treatment and rate design issues which were rendered moot by the May 24 Stipulation. Trial Staff, Applicants, and the remaining parties all urge the Commission to vacate these findings in light of the May 24 Stipulation. Additionally, no remaining party has objected to the stipulated rate levels nor to the non-rate terms of the Joint OATT.

      We affirm the Presiding Judge's approval of the stipulated rates contained in the May 24 Stipulation and of the Joint OATT, and vacate the Presiding Judge's rulings regarding cost-of-service treatment and rate design principles. We also approve the proposed Standards of Conduct.

      The Commission orders:

      (A) Applicants' proposed merger is hereby approved, as conditioned in the body of this Opinion.

      (B) Applicants are hereby directed to notify the Commission within 15 days of the date of this Opinion whether they accept the condition that they transfer operational control of their transmission facilities to a fully-functioning, Commission-approved RTO by December 15, 200l and the condition requiring the interim mitigation measures, as discussed in the body of this Opinion. If the Applicants accept these conditions, the Applicants must make a compliance filing at least 60 days before consummation of the merger describing their plan to implement the interim mitigation measures.

      (C) Applicants' commitments are hereby accepted as modified and discussed in the body of this Opinion.

      (D) Applicants shall promptly notify the Commission when the proposed merger is consummated.



--------------

(73) Hearing Order, 85 FERC at 61,825.

Docket No. EC98-40-000, et al.         29


      (E) The foregoing authorization is made without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, determinations of cost, or any other matter whatsoever now pending or which may come before the Commission.

      (F) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders, as appropriate.

      (G) The Presiding Judge's approval of the stipulated rates contained in the May 24 Stipulation and of the Joint OATT is hereby affirmed as discussed in the body of this Opinion.

      (H) The Presiding Judge's rulings regarding cost-of-service treatment and rate design principles related to the Joint OATT are hereby vacated as discussed in the body of this Opinion.

      (I)   Applicants' proposed SIA, STIA, and TRT in Docket No.
ER98-2770-000 and the proposed Standards of Conduct in Docket No.
ER98-2786-000 are approved as discussed in the body of this Opinion, to be effective upon consummation of the merger.

      (J) Wabash and Lafayette's motion is hereby denied as moot, as discussed in the body of this Opinion.

      (K) The May 24 Stipulation and July 13 Stipulation, as modified in the body of this Opinion, are hereby approved.

      (L) Applicants' motion to strike part of Environmental Coalition's Brief On Exceptions is hereby granted and Applicants' alternative motion to file a supplemental Brief Opposing Exceptions is denied, as discussed in the body of this Opinion.

By the Commission.   Commissioner Hebert dissented with a
                     separate statement attached.

(SEAL)

                                    David P. Boergers,
                                    Secretary.

American Electric Power Company
                                              Docket Nos. EC98-40-000,
            and                                ER98-2770-000, and
                                               ER98-2786-000
Central and South West Corporation

                             (Issued March 15, 2000)

HEBERT, Commissioner, dissenting:

      As part of the legislative debate on restructuring, policy makers are engaging in a lively discussion about the wisdom of involving FERC in reviewing mergers and our competence in that arena. Two weeks ago, a bipartisan group, the Department of Justice's International Competition Advisory Committee, issued a report on how to make merger review more effective. Most members recommended ending FERC's role. The rest urged reducing it. Along comes this order that should, once and for all, end the debate. In imposing conditions beyond those the companies offered, allegedly to remedy anti-competitive harm, the majority here proves Congress should remove us from the merger business.

      The majority uses alleged problems with market power as the basis for setting a deadline by which the applicants must join a regional transmission organization (RTO). The date just happens to coincide with the one Order No. 2000 established for the whole industry. The merging utilities are trying very hard to join an RTO. In fact, the order points out they have filed as parties to the Alliance Transmission Company seeking approval of a for-profit transmission company. Slip op. at 16 n.30; 19 nn.35, 36. Today's exercise, an empty gesture in practical terms, provides watery grist for breast-beating speeches on how "tough" FERC will act and how "seriously" the Commission takes formation of RTO's.

      Our claimed expertise leads today's majority to invent market power out of thin air. The Commission reverses the findings of fact of a capable, experienced Administrative Law Judge. The Commission disregards the testimony of a former Deputy Assistant Attorney General for Antitrust. The Commission finds errors in the analysis of FERC's own former chief antitrust economist, who, as Associate Director of Economics for Electricity, had a large hand in writing FERC's merger policy. Once again, the experts are treated as children, with FERC acting as the all-knowing merger agency.

      Indeed, in the discussion of competition, slip op. at 14-17, neither the text of the findings nor the footnotes contain even one citation to the hearing record. In contrast, the Initial Decision and the Briefs Opposing Exceptions, that find no problem, rely on specific testimony properly in the record.

      As I explain in the next section, the majority applies a wrong, new legal standard to this case and indulges in bad economics. In short, the law and the facts compel approval of the merger the companies submitted, with the conditions they agreed to. Therefore, I dissent on principle.

Docket No. EC98-40-000, et al.         2


      Economics and Law

      The discussion on competition begins by equating the merger of two integrated electric utilities with that of a gas and an electric company. Slip op. at 14, 90 FERC (Paragraph) _______ at _______ (2000). The majority concludes that vertical merger analysis applies where "the input is transmission." Theoretically, I suppose, a merger between integrated utilities can have vertical aspects. If, in a geographic market, one utility sells transmission only, and, with the merger, acquires generating units, a vertical combination occurs in that location. A merger that adds generating plants to a gas pipeline company also falls under the vertical variety. This order, however, has no analysis to support the proposition that anything like this occurs in any of the markets American Electric Power Company (AEP) or Central and Southwest Corporation (CSW), each an integrated utility with generation and transmission, serves.

      Labeling this merger vertical turns economic analysis on its head. It converts a pro-competitive merger that adds an entrant to a market, or a neutral one that changes nothing, into a problematic case that, to the majority, decreases competition. That the parties to this case "based" their testimony on vertical principles results from our discussion of vertical mergers in the order setting the matter for hearing. Though we asked for testimony on potential vertical effects, we still have the burden of justifying our conclusion that this merger has vertical characteristics.
This order makes no attempt.

      Moreover, having ignored the economics, the majority misconstrues the law. The order dismisses on spurious grounds our longstanding criterion for reviewing mergers. The standard "consistent with the public interest" in section 203 the Federal Power Act narrows our remedial authority to changes in market power the merger creates. We restated that doctrine just last year in PacifiCorp, 87 FERC (Paragraph) 61,288 at 62,151 (1999). The majority gives a flimsy reason for overturning our precedent. PacifiCorp involved horizontal issues (direct competitors), while, to the majority, this case implicates vertical (supplier
and buyer), slip op. at 15, 90 FERC at ______.   Even if true, so what? The
provisions of section 203 apply to both.

      The Record

      Next, the majority finds fault with the testimony of Dr. Henderson, the former FERC economist. Dr. Henderson considered the exercise of potential market power in transmission as a denial of service. Not so, according to the majority. Dr. Henderson should have examined other means, the order finds. In particular, the majority holds, harm also results from "strategic manipulation of transmission or generation by which the merged company could frustrate competitors' access." Id. The first claim, the one about transmission, I find amorphous. The second, involving generation, I consider irrelevant to market power over transmission.

      The majority also criticizes Dr. Henderson for considering only the least costly transmission path in his conclusion that the companies have no market power. The reasoning rejecting that analysis consists of the truism that power flows everywhere on a grid. Id. While accurate as physics, that response misunderstands the effects of mergers. The Applicants point out in their Brief Opposing Exceptions, "if the merged company does not provide the least cost path, any foreclosure attempt can be avoided by a supplier arranging for service over

Docket No. EC98-40-000, et al.         3


the transmission system" of another company. Brief Opposing Exceptions at 75-76, citing, Ex. AC-936 at 6.

      The order, slip op. at 15, calls irrelevant Dr. Henderson's indicator of lack of transmission market power. He used data on the degree of concentration in the generation market. I find the information enlightening. Competition among generators defeats the attempt of the merging parties to force purchases of the generation they acquire. Buyers can go elsewhere. One may argue whether enough competition in generation exists to defeat exercise of any market power in transmission. The majority, however, rushes past the issue. The order simply concludes summarily that "Dr. Henderson's analysis, in fact, shows highly concentrated relevant markets." So much for our "expertise" on the electric industry in the context of mergers.

The majority adopts "Intervenors' independent analyses . . . ."  Slip op. at
16. Preliminarily, I disagree with the characterization. Parties with economic interests in the merger, such as the intervenors here, present as much of an "independent" analysis as the applicants. I would argue that, given that the burden of proof lies with the merging companies, perhaps less so. In any event, the majority fails to cite any support for this embrace. In contrast, the Administrative Law Judge and the Briefs Opposing Exceptions, including the Trial Staff's, examined the record.

      I find important the testimony on rebuttal of Dr. Robert D. Willig, Professor of Economics at Princeton and the former Deputy Assistant Attorney General, who served as Chief Economist for Antitrust. Enron's competition witness, Dr. Peter Fox-Penner, hypothesized that AEP will falsely call an emergency to curtail power flows and, in that way, restrict capacity. Dr. Willig convincingly proved the claim spurious. Dr. Fox-Penner ignored the fact that AEP would then commit an illegal act that the relevant regional reliability councils could detect. As Dr. Willig stated, antitrust adjudicators properly "discard . . . rank speculation about what firms could do, in the imagination of the 'analyst' and without grounding in [reality] .
 . ." Ex. AC-1900 at 12.  The majority should have followed that good advice.

      The Intervenors pressed another claim of vertical market power. Dr. Fox-Penner claimed that AEP actually favored its own generation in granting requests for transmission. In response, the record shows that Dr. Henderson examined the patterns of power flows across AEP's system. (He saw no need to analyze CSW's because the Texas Independent System Operator and the Southwest Power Pool tariff control the grids.) He found random patterns of acceptance and refusal between AEP's own generation and those of competitors and explained a vast majority of the alleged refusals. Ex. AC-900 at 43, 49.

      As Dr. Willig instructed, to find a realistic exercise of vertical market power, we would need to answer three questions. How high could the merged firm raise prices in the market? How great a risk of detection does illegal conduct create? How profitable would the exercise of market power turn out to be Ex. AC-1900 at 12. From the majority I hear silence on each. The testimony shows, however: not high enough, very risky and not profitable.

      Finally, I would accept as sufficient to cure any problem with market power the merging companies' commitment to join an RTO. Given the deadlines we outlined in Order No. 2000, the success of our first collaboration meeting in Cincinnati and the companies' eagerness to join, an RTO in the region will form soon enough. Artificially imposing a date we know the applicants

Docket No. EC98-40-000, et al.         4


will meet and an expensive scheme of third-party control over calculating transmission capacity and market monitoring serves no reasonable purpose.

      I respectfully dissent.



                                    --------------------------
                                    Curt L. Hebert, Jr.
                                    Commissioner